	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549						SEC USE ONLY
Document Sequence Number
	NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						CUSIP NUMBER
Work Location
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute a sale or executing a sale directly with a market maker.
1(a) NAME OF ISSUER (Please type or print) VITRO DIAGNOSTICS INC..		(b) IRS IDENT. NO. 84-1012042			(c) S.E.C. FILE NO. 0-17378
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 4621 Technology Drive, Golden CO 80403						AREA CODE 303	PHONE NUMBER 999-2130
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD SORDELET, PHYLLIS A.				(b) RELATIONSHIP TO ISSUER OWNER	(c) ADDRESS STREET CITY STATE ZIP CODE P O BOX 1264 Conifer, CO 80433
INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification No. and the S.E.C. File Number
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker through whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f)) MO. DAY YR.	(g) Name of Each Securities Exchange (See Instr. 3(g))
Common	Edward Jones & Co. 611 6th Ave Mendota, IL 61342		170,000		$17,100,000	1/4/09 to 1/31/09	OTCBB

(Over)

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transactions	Name of persons from whom acquired (If gift, also give the date donor acquired	Amount of Securities Acquired	Date of Payment	Nature of Payments
Common Stock	7/6/06	Gift	James R. Musick	200,000	n/a	None

INSTRUCTIONS:

1.

If the securities were purchased and full payment therefor was not made in cash at the time of the purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all the other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sole which has not been publicly disclosed.  If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

12/29/2009

/s/ Phyllis A. Sordelet

                Date of Notice

Signature

Date of Plan Adoption or Giving of Instruction,

If relying on Rule 10b5-1

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signature.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)